VENABLE® LLP

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Elizabeth R. Hughes (703) 760-1649 erhughes@venable.com

82-34813

November 12, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
Attention: Ms. Mary Cascio

Re: Pharmaxis Ltd – Rule 12g3-2 Exemption

SUPPL

Dear Ms. Cascio:

In connection with our Rule 12g3-2 exemption and as required by Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, enclosed please find the following recent filings of Pharmaxis Ltd made with the Australian Stock Exchange:

1. Press Release: Pharmaxis Announces Placement of $16.5 million and Share Purchase Plan (filed November 3, 2004)

2. Presentation at Annual General Meeting dated November 4, 2004

3. Notice of Annual General Meeting – Outcome of Resolutions (filed November 5, 2004)

Should you have any questions or comments, please do not hesitate to contact me.

Yours truly,

Beth Hughes / fwb

Elizabeth R. Hughes

dlw 11/22

Enclosures

cc: David McGarvey

DC3/139325v1

pharmaxis

ASX/ Media release **3 November 2004**

Pharmaxis Announces Placement of $16.5 million and Share Purchase Plan

Strong support has enabled Pharmaxis (ASX:PXS) to raise $16.5 million through a fully underwritten placement to Australian institutions and sophisticated investors. The placement replenishes the company's cash funds expended on its successful clinical trials during 2004 and therefore allows Pharmaxis to proceed with a new international Phase III trial for Bronchitol™ in 2005.

Pharmaxis will issue 22 million new fully paid ordinary shares at 75 cents, an 8.9 per cent discount to Pharmaxis's volume weighted average share price over the past 30 days. The shares to be issued will rank equally with existing ordinary shares in the capital of the company.

The settlement of the placement is fully underwritten by Wilson HTM Limited and is scheduled to take place in two tranches. Sale of the first tranche of 16.2 million shares closes on 12 November 2004, while the issue of the second 5.8 million share tranche is subject to shareholder approval at a general meeting intended to be held on 13 December 2004.

A share purchase plan will be offered to all shareholders who hold shares on 8 November 2004 and will enable them to purchase up to $5,000 worth of fully paid ordinary shares at the institutional placement price of 75 cents. The share plan offer opens on 10 November and closes on 3 December 2004.

Alan Robertson, chief executive officer of Pharmaxis said "We are particularly delighted with the strong support from the participating institutions. The proceeds of the placement and the share purchase plan will give the company cash reserves of more than $39 million, allowing us to embark on the international Phase III clinical trial for Bronchitol and at the same time prepare for the marketing of our asthma management test Aridol™.

The placement follows successful results from Pharmaxis's Phase II clinical trial of Bronchitol in bronchiectasis and its Phase III Aridol asthma trial. Aridol is the first management tool for asthma and offers an improved health outcome for asthma patients.

Bronchitol is a patented, inhalable, dry powder that can be administered by a convenient, hand-held, pocket sized device. Bronchitol is being developed for the management of various chronic obstructive lung diseases, in particular bronchiectasis, chronic bronchitis

and cystic fibrosis. It is manufactured by Pharmaxis in the company's TGA approved manufacturing facility in Sydney.

To find out more about Pharmaxis, go to **http://www.pharmaxis.com.au**.

ends#

For further information, please contact:

Alan Robertson - Pharmaxis Chief Executive Officer
Ph: (02) 9454 7202 or alan.robertson@pharmaxis.com.au

Lisa Springer – Wilson HTM Corporate Finance Limited – Business Director
Ph: (02) 8247 6624 or lisa.springer@wilsonhtm.com.au

Released through: - Ashley Rambukwella – Financial & Corporate Relations

Ph: (02) 8264 1004 / m. 0407 231 282 or a.rambukwella@fcr.com.au

About Pharmaxis (ACN 082 811 630)

Pharmaxis develops innovative pharmaceutical products to treat human respiratory and autoimmune diseases. Its pipeline of products include Aridol™ for the management of asthma, Bronchitol™ for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS25 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 and is traded under the symbol PXS. The company is chaired by Denis Hanley and is headquartered in Sydney at its TGA-approved manufacturing facilities.

For more information about Pharmaxis, go to www.pharmaxis.com.au or call +61 2 9451 5961.


pharmaxis
Annual General Meeting
4 November 2004
Pharmaxis Lt
ACN 082 81163

AGENDA

- Welcome & Introduction of Directors
- Formal Business:
  - Procedures for the Passing of Each Resolution
  - Item 1: Financial Report 30 June 2004
  - Item 2: Re-elect Mr Denis Hanley
  - Item 3: Re-elect Ms Brigitte Smith
  - Item 4: Re-elect Dr Brett Charlton
  - Item 5: Re-appoint PricewaterhouseCoopers as auditors
- Chairman's Address
- Report by Chief Executive Officer
- Report by Chief Financial Officer
- Close

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Item 1

"To receive and consider the financial report of the Company for the year ended 30 June 2004 and the related Directors' Report, Directors' Declaration and Auditors' Reports"

No shareholder vote is required in respect of this item

Item 2

"To re-elect a Director. Mr Denis Hanley retires in accordance with the Company's Constitution and, being eligible, offers himself for re-election"

32,426,045 proxy votes in favour
No proxy votes against
No proxy votes abstaining
892,133 proxy votes to be voted by the chair in favour
14,728,734 proxy votes able to be voted by other persons

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Item 3

"To re-elect a Director. Ms Brigitte Smith retires in accordance with the Company's Constitution and, being eligible, offers herself for re-election"

32,443,278 proxy votes in favour
14,267 proxy votes against
No proxy votes abstaining
892,133 proxy votes to be voted by the chair in favour
14,697,234 proxy votes able to be voted by other persons

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Item 4

"To re-elect a Director. Dr Brett Charlton retires in accordance with the Company's Constitution and, being eligible, offers himself for re-election"

32,436,045 proxy votes in favour
No proxy votes against
No proxy votes abstaining
892,133 proxy votes to be voted by the chair in favour
14,718,734 proxy votes able to be voted by other persons

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Item 5

"To re-appoint the auditor, PricewaterhouseCoopers in accordance with section 327 of the Corporations Act 2001."

32,253,836 proxy votes in favour
12,209 proxy votes against
No proxy votes abstaining
892,133 proxy votes to be voted by the chair in favour
14,883,734 proxy votes able to be voted by other persons


pharmaxis
Chairman's Address
Denis Hanley
4 November 2004

pharmaxis

Pharmaxis Ltd
2004 Annual General Meeting
Chairman's Address

My fellow Shareholders, 2004 has been a year of great achievement.

The shareholders, management and staff of Pharmaxis are on an important mission to commercialise Australian Scientific expertise in medicine. For a long time, Australia has performed well on the global stage from a scientific standpoint with a number of Nobel Prize winners - but has not always derived sufficient financial reward for this fine work.

The risk reward equation is directly proportional to the reduction of the technical risk associated with an invention. Pharmaxis is researching and identifying an invention. Then we take the invention, develop a clinical compound from it and then develop a manufacturing process for it. We then progress the clinical compound through Phase 1 clinical trials to understand the performance of the compound in healthy volunteers, then conduct Phase 2 trials in patients with the target disease to understand the utility and effectiveness of the compound and then move forward to do the pivotal work of a Phase 3 clinical trial to get registration of the product and approvals to market.

At each stage, as we are successful, we increase the value of our company by reducing the technical risk for the compound and increasing our chances of success in the marketplace.

After developing and acquiring some promising compounds as a research company financed by Australian private equity for a number of years, this time last year, Pharmaxis had achieved sufficient technical progress with its lead compound, Aridol to move into its Phase 3 clinical trial. The outcome of this study was designed to support the registration of Aridol for clinical use as a test for asthma. To fund that clinical work Pharmaxis listed successfully on the ASX.

It is now on the record that the Phase 3 Aridol clinical trial was successful and so your company is now preparing to file for the approval to market Aridol in Australia, Europe and a little later in the USA.

Your Company also funded, or supported in other ways, a number of other trials around the world and in particular a Phase 2 clinical trial in patients for our second product, Bronchitol.

The Bronchitol trial was successful also. This trial prepared the way for Bronchitol's first patient Phase 3 clinical trial, which will be designed to lead to registration of this compound for clinical use in the treatment of bronchiectasis.

To fund this new clinical work, your company has just completed successfully the placement of shares with Australian institutional shareholders to replace the money we have spent over the last 12 months on our successful trials and so not interfere with the development of the Aridol marketing plan.

Pharmaxis Ltd
ABN 75 082 811 630
Unit 2, 10 Rodborough Road
Frenchs Forest NSW 2086
Australia
T 02 9451 5961
F 02 9451 3622
www.pharmaxis.com.au

We intend to follow up this placement with a Share Purchase Plan for all shareholders at the same price as the institutional placement so that all have the opportunity to expand their participation in your company's success.

Your Managing Director, Dr Alan Robertson in his presentation will be providing a more expansive presentation on Pharmaxis operations over the last 12 months and some insight into the scope of the opportunity in front of us.

Your CFO, Mr. David McGarvey will give an overview of the company's financial position.

On your behalf, I want to thank your Board for their oversight and strategic Direction of our company. Also on your behalf, I would also like to thank your Management and staff for delivering the success we are enjoying.

Denis M Hanley

4 November, 2004


pharmaxis
Therapeutic products
for
chronic respiratory and autoimmune diseases
CEO Presentation
Alan Robertson

The Business.....





Frenchs Forest

- Maximise value by funding product development through to registration
- Launch products in accessible markets



Aridol

- Diagnosis and management of asthma and chronic obstructive pulmonary disease



Bronchitol

- Treatment of cystic fibrosis and chronic obstructive pulmonary disease



Autoimmune disease

- Research into new treatments for multiple sclerosis and rheumatoid arthritis

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The Pipeline....
--------Clinical Trials----------
research
preclinical
phase I
phase II
phase III
registration
market
Respiratory diseases
Aridol™ – airway function
Mid -2005
Bronchitol™ - bronchiectasis
Late -2007
Bronchitol™ – cystic fibrosis
Early -2008
Bronchitol™ - chronic bronchitis
Late -2008
Autoimmune diseases
PXS25 - multiple sclerosis
PXS2076 – multiple sclerosis
PXS2030 – rheumatoid arthritis
3-5 years
15 months
15 months
18 months
18 months
12 months
indicative time to complete
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The Revenue Opportunity.....

Product	Target Application	Patient Population (million)	Market Size (A$ million)	Revenue Opportunity (A$ million)	First Revenue
Aridol	Management of asthma	52	$1,600	$200	H2 05
Aridol	Management of COPD	30	$300	$50	H1 06
Bronchitol	Bronchiectasis	0.6	$1,500	$400	H2 07
Bronchitol	Chronic Bronchitis	30	$40	$900	2008
Bronchitol	Cystic Fibrosis	0.1	$1,000	$350	2008
PXS25/64	Multiple sclerosis	1	$3,500	n.a.	n.a.
PXS2076	Rheumatoid arthritis	6	$3,600	n.a.	n.a.

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The progress…..

Second half - 2003

- Commenced P II bronchiectasis trial with Bronchitol
- Commenced P III asthma trial with Aridol

First half - 2004

- PII cystic fibrosis trial commenced
- Role for Aridol in COPD management discovered
- Recipient of $6 million government grant
- PXS2076 discovered for rheumatoid arthritis

Second half - 2004

- Asthma *AND* bronchiectasis trial completed
- Bronchitol (bronchiectasis) trial results positive
- Aridol trial results positive
- Share placement raises >$16.5 million for Bronchitol development

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The people……

	Alan Robertson PhD	CEO	Inventor/developer of Zomig
	David McGarvey CA	CFO/Secretary	CFO at Memtec
	Brett Charlton PhD	CMO	Clinical research at Stanford
	Gary Phillips MBA	Commercial	CEO at Novartis Australia
	John Crapper MBA	COO	Managing Director of Memcor
	William Cowden PhD	CSO	Co-inventor of TNF antibodies

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Aridol

asthma

asthma management

chronic obstructive pulmonary disease

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Aridol™





- New product for the diagnosis and management of Asthma and COPD
- Phase III completed
- Preparing for market launch
- Accurately measures level of ongoing inflammation
- Quick and easy to use – ideal for general practice
- Supported by international opinion leaders in respiratory medicine



Positive Phase III trial results...

- Accurately identifies asthma
- Effective at identifying clinical mis-diagnosis (7%)
  - ⇨140,000 Australians
- 20% of subjects over treated and over diagnosed
  - ⇨ 400,000 people in Australia
- 25% of subjects not well controlled
  - ⇨ 500,000 Australian asthmatics
- Outcome - marketing approval submission

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Worldwide development of Aridol

In Progress

Total ~ 9 studies
1,000 patients


UK
Asthma x 2
Norway
Asthma x 1
Denmark
Asthma x 1
Switzerland
Asthma x 2
COPD x 1
Australia
Asthma x 2
COPD x 1

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Worldwide development of Aridol
In Progress
Planned
Total ~ 18 studies
3,500 patients
Sweden
Asthma x 1
Norway
Asthma x 1
Asthma x 1
UK
Asthma x 2
Asthma x 1
USA
Asthma x 1
Denmark
Asthma x 1
Asthma x 2
Greece
COPD x 1
Switzerland
Asthma x 2
COPD x 1
Asthma x 2
Multi National Studies X 2
- Asthma (GPs) in 7 countries
- COPD in 3 countries
Australia
Asthma x 2
COPD x 1
Asthma x 1
COPD x 1
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Bronchitol

cystic fibrosis

bronchiectasis

chronic obstructive pulmonary disease

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Bronchitol™

- Treatment for cystic fibrosis and chronic obstructive pulmonary disease
- Completed Phase II - bronchiectasis
- Commenced Phase II – cystic fibrosis
- Commence Phase III
  - Bronchiectasis - H1 2005
  - Cystic fibrosis - H2 2005
- Product Launch 2007



Phase II trial results

Objective	
Quality of life	✓✓✓
Symptoms	✓✓ ✓✓
Clinical improvement target	>4.0
All patients	4.8
Severe patients (43/60)	6.8
Side effects	None serious



Trial Participants

- "It has been some weeks since my part of the trial finished and to be honest I have not felt as well as when I was on the Bronchitol."

  Trial participant 1

- "Thank you for any help that you can give and I wish you well with the Bronchitol project as it has made such a difference to my health."

  Trial participant 2

- "This patient has been on the Phase II clinical trial of Bronchitol for bronchiectasis. This has revolutionised her life, she would benefit and would be greatly relieved of her daily symptoms if she could continue this treatment."

  Physician

- "Healthy people take the ability to breathe very much for granted….. To have something to make our declining years a lot more comfortable is something we could only dream about previously."

  Trial participant 3

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Autoimmune diseases

multiple sclerosis

rheumatoid arthritis

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Autoimmune Disease

Inflammation: the leukocyte activation cascade


Blood vessel wall
Progressive activation
Leukocyte
Blood flow
Capture
Firm adhesion
Rolling
Slow rolling
Transmigration
Endothelium
Enzymes digest
basement
membrane
PXS25
blocks
enzyme
function
Chemo attractants on
endothelial cell surface
Tissue

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Autoimmune Disease

- PXS25
  - Selective inhibitor of T cell migration
  - Novel mechanism of action
  - Effective in MS and RA models
  - Complementary with existing treatments
- Competitive Edge
  - Delivery by oral route
  - Approach clinically validated
- Status
  - Preclinical
  - Human studies 2005

- PXS2076
  - Inhibitor of TNF
  - Novel mechanism of action
  - Effective in RA models
- Competitive Edge
  - Delivery by the oral route
- Status
  - Research

Very large market opportunities

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The year ahead.....

1. International launch of Aridol
2. Expansion of manufacturing capacity
3. Commence final Bronchitol trials for bronchiectasis
4. International opinion leading trials with Aridol
5. First human clinical study with PXS25

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pharmaxis
Financial Report
David McGarvey
Chief Financial Officer

Financials

	Year ended 30 June 2004 A$'000	Year ended 30 June 2003 A$'000	Quarter ended 30 Sept 2004 A$'000	Quarter ended 30 Sept 2003 A$'000
Income Statement				
Revenues				
Grants	1,105	976	323	434
Interest	1,075	284	321	80
Other	48	43	-	17
	2,228	1,303	644	531
Expenditures				
Research & development	(6,047)	(1,790)	(2,377)	(978)
Commercial	-	-	(200)	-
Administration	(2,182)	(981)	(903)	(427)
Net loss before and after tax	(6,001)	(1,468)	(2,836)	(874)
Depreciation & amortisation	490	256	137	117
EBITDA	(6,586)	(1,496)	(3,020)	(837)
Capital Expenditure	(406)	(1,652)	(275)	(50)

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Financials

Balance Sheet	30-Jun-03 A$'000	30-Sep-03 A$'000	30-Jun-04 A$'000	30-Sep-04 A$'000	ProForma after Placement A$'000
Cash & bank accepted bills	7,384	6,246	25,217	22,932	38,632
Total assets	10,495	9,651	28,261	26,555	42,255
Long term debt	-	-	-	-	-
Shareholders' Equity	9,890	9,016	26,780	23,978	39,678

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Share Capital

	31-Oct
Shares	
Shares on Issue ('000)	108,304
Escrowed to 10 November 2005	24,964
Options	
Options on Issue	10,463
Vested	7,399
Escrowed to 10 November 2005	6,720
Options Currently Exercisable	1,779

Level One ADR Program Effective November 2004

Share Capital


31-Oct
Other 26%
Directors & Management 1%
Institutions 21%
Founders & VC's 52%


Post Placement
Other 27%
Directors & Management 1%
Institutions 28%
Founders & VC's 44%

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Summary

- Well resourced to execute Business Plan
- Aridol asthma launch 2005
  - ✓ Annual revenue potential - >$250 million
- Integrated business
  - ✓ All marketing rights retained
- Bronchitol entering Phase III for bronchiectasis
  - ✓ Market launch expected 2007
  - ✓ Very large market potential
- Bronchitol in Phase II for cystic fibrosis
- Pipeline of earlier stage products
  - ✓ Targeting large market potential

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pharmaxis

5 November 2004

Manager of Company Announcements
Australian Stock Exchange
Exchange Centre
Level 3
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam,

Annual General Meeting: Outcome of Resolutions

In accordance with Listing Rule 3.13.2, Pharmaxis advises the following outcome in respect of each resolution put to the Annual General Meeting held at 2.30pm on 4th November 2004:

Item 1: Financial Report.
No shareholder vote was required in relation to this item.

Item 2: Resolution to re-elect a director: Mr Denis Hanley.
The resolution was passed unanimously on a show of hands.

Item 3: Resolution to re-elect a director: Ms Brigitte Smith.
The resolution was passed unanimously on a show of hands.

Item 4: Resolution to re-elect a director: Dr Brett Charlton.
The resolution was passed unanimously on a show of hands.

Item 5: Resolution to re-appoint the auditor: PricewaterhouseCoopers.
The resolution was passed unanimously on a show of hands.

Sincerely,

David McGarvey
Company Secretary

Pharmaxis Ltd
ABN 75 082 811 630
Unit 2, 10 Rodborough Road
Frenchs Forest NSW 2086
Australia
T 02 9451 5961
F 02 9451 3622
www.pharmaxis.com.au